January 23, 2003


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Registration Statement on Form S-1
                  File Number 333-37090
                  Request for Withdrawal
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Ladies and Gentlemen:

         AutoTradeCenter, Inc., formerly AutoTradeCenter.com Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-37090 (the "Form S-1 Registration Statement"), relating to its Common Stock, pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company has decided to suspend its duty to file reports pursuant to Rule 15d-6 of the Securities Exchange Act of 1934, as amended. In connection with this process and prior to filing a Form 15 with the Securities and Exchange Commission (the "SEC"), the Company wishes to withdraw the Form S-1 Registration Statement. No securities have been sold under the Form S-1 Registration Statement.

         Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-1 Registration Statement as soon as possible.

         Should you have any questions regarding this matter, please contact our legal counsel, Jon Avina of Wilson Sonsini Goodrich & Rosati, at (650) 565-3969.

                                      Very truly yours,

                                      AutoTradeCenter, Inc.


                                      By:  /s/ ROGER L. BUTTERWICK
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                                         Roger L. Butterwick
                                         President